August 30, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Imperva, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 8, 2013
File No. 001-35338

Dear Mr. Gilmore:

Imperva, Inc. (the “Company”) hereby submits this letter responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 19, 2013 (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter; the Staff’s comments are presented in bold italics. References to page numbers in the responses below are references to the page numbers in the applicable report.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, Page 60

1.	We note that you offer maintenance and support for one to five-year terms and that for terms greater than one year, you multiply vendor-specific objective evidence (VSOE) of fair value for one-year maintenance and support by the term in the agreement determine VSOE based on your response to our prior comment 40 in your letter dated July 28, 2011. For your stand-alone software arrangements, please clarify whether you sell initial maintenance and support bundled with your perpetual licenses for more than three years and if so, please tell us how you have established VSOE of fair value for terms of this length, including how you determined that the terms were substantive taking into account the economic life of the software being sold. Refer by analogy to paragraphs 62 and 63 of ASC 985-605-55.

The Company respectfully advises the Staff that we do, occasionally, sell initial maintenance and support bundled with our perpetual licenses for more than three years and up to five years. Our maintenance and support arrangements include software updates, on a when and if available basis, telephone and internet access to the Company’s technical support as well as support for hardware. The software updates provide customers with rights to unspecified software upgrades and to maintenance and patch releases during the term of the support. Such software updates allow the customer to extend the life and usefulness of the perpetual license beyond the initial maintenance and support period length. Product

Securities and Exchange Commission

August 30, 2013

and license revenue related to stand-alone software arrangements which were bundled with greater than three-year term maintenance and support agreements amounted to approximately $90,000, or 0.09%, of total revenue for fiscal 2012, and approximately $54,000, or 0.09%, of total revenue for the six months ended June 30, 2013.

As discussed more fully in the response to the Staff’s prior comment 40 in our letter dated July 28, 2011, vendor-specific objective evidence (VSOE) of fair value for each element in the Company’s multiple element arrangements is considered to be established in cases where a substantial majority (generally 80% or more) of the actual transactions is priced within a reasonably narrow range for that element (generally plus or minus 15% from the midpoint of the range), using a “Bell Shaped Curve” approach for each of the three types of maintenance and support contracts offered. The Company multiplies its VSOE of fair value for one-year maintenance and support agreements by the PCS term to determine VSOE of fair value for more than one-year term agreements. The Company determined that terms in excess of three years were substantive given that licenses to relevant Company products are perpetual and the Company has sold maintenance and support renewals for four or five years that were not bundled with an initial arrangement (on a standalone basis).

Form 10-Q for the Quarterly Period Ended June 30, 2013

Exhibits 31.01 and 31.02

2.	We note in your certifications that the introductory sentence of paragraph 4 does not reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please revise to include certifications that conform to the exact language required by Item 601 of Regulation S-K. Please note that this also applies to your Form 10-Q for the quarterly period ended March 31, 2013.

The Company notes the Staff’s comment and has revised the certifications in the Forms 10-Q for the quarters ended March 31, 2013 and June 30, 2013 to include the reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that had been inadvertently omitted from the lead-in of paragraph 4.

The Company further acknowledges the Staff’s comment and will provide such analysis and disclosure in future filings, as applicable.

*   *   *   *   *

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Securities and Exchange Commission

August 30, 2013

Should you have any questions or comments concerning this response to the Comment Letter, please do not hesitate to contact me or Trâm T. Phi, the Company’s General Counsel, at (650) 345-9000.

Sincerely,

/s/ Terrence J. Schmid

Terrence J. Schmid

Chief Financial Officer

cc:	Shlomo Kramer, President and Chief Executive Officer
Trâm Phi, Senior Vice President, General Counsel and Secretary
Imperva, Inc.

David A. Bell
José-Daniel M. Paramés
Fenwick & West LLP